UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 January 2025 entitled ‘Total voting rights and issued capital’.

99.2Stock Exchange announcement dated 2 January 2025 entitled ‘2025 Key Dates’.

99.3Media release dated 2 January 2025 entitled ‘Missing crew member from Rio Tinto Marine vessel’.

99.4Stock Exchange announcement dated 8 January 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.

99.5Stock Exchange announcement dated 8 January 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.

99.6Stock Exchange announcement dated 8 January 2025 entitled ‘Appendix 3H – Notification of cessation of securities’.

99.7Stock Exchange announcement dated 21 January 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.

99.8Stock Exchange announcement dated 23 January 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.

99.9Stock Exchange announcement dated 23 January 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.

99.10Stock Exchange announcement dated 23 January 2025 entitled ‘Form 604 – Notice of change of interests of substantial holder’.

99.11Media release dated 24 January 2025 entitled ‘Rio Tinto provides Iron Ore update following Tropical Cyclone Sean’.

99.12Stock Exchange announcement dated 28 January 2025 entitled ‘TR-1: Standard form for notification of major holdings’.

99.13Media release dated 30 January 2025 entitled ‘Rio Tinto and Hydro partner on carbon capture technologies for aluminium smelters’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	3 February 2025	Date	3 February 2025